BRUCE FUND INC.

20 North Wacker Drive

Suite 2414

Chicago, IL 60606

January 8, 2025

VIA EDGAR

Ms. Lauren Hamilton

U.S. Securities and Exchange Commission

Division of Investment Management, Disclosure Review and Accounting Office

100 F Street, NE

Washington, D.C. 20549

Re:	Bruce Fund, Inc. (the “Registrant”)
File No. 811-01528

Dear Ms. Hamilton:

On behalf of the Registrant, and with respect to the single series of the Registrant (the “Fund”), the following is the Registrant’s response to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) on December 4, 2024, with regard to the Registrant’s filing on Form N-CSR for the reporting period ended June 30, 2024 (the “Report”). Each Staff comment is summarized below, followed by the Registrant’s response to the comment.

1.	Staff Comment: The Staff notes that the response to Item 10 of Form N-CSR indicates that such disclosure is included within Item 7 of Form N-CSR. Please explain how this satisfies the requirement of Item 10 of Form N-CSR and the Tailored Shareholder Reports Frequently Asked Question #3 requirements.

Registrant’s Response: Registrant will update the financial statements included within Item 7 of Form N-CSR on a going forward basis to include the remuneration paid to directors and officers, consistent with the requirements of Item 10 of Form N-CSR.

2.	Staff Comment: The Staff notes that the titles of the individual signing the certifications contained in Form N-CSR do not specifically include “principal executive officer” or “principal financial officer.” Please confirm in correspondence that the individual who signed the certifications is the principal executive officer and principal financial officer. Going forward, please confirm that such titles will be separately included in the signed certifications. See Item 19 of Form N-CSR and General Instructions F, sub-item 2a and 2b.

Registrant’s Response: Registrant confirms that the individual who signed the certifications in the Report and Form N-CSR is the Trust’s principal executive officer and principal financial officer. Registrant also confirms that such titles will be separately

Ms. Lauren Hamilton

January 8, 2025

included in such certifications going forward in Form N-CSR and certifications going forward in compliance with General Instructions F, sub-item 2a and 2b.

We trust that these responses are satisfactory to your inquiries. If you have any questions, please contact me at (312)236-9160 or at jbruce22@comcast.net.

Sincerely,

 /s/ R. Jeffrey Bruce

R. Jeffrey Bruce

President and Treasurer

Bruce Fund, Inc.

Enclosure

cc:	David S. Klevatt, Esq., Klevatt & Associates, LLC
Martin R. Dean, Northern Lights Compliance Services, LLC